UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29185/March 24, 2010

In the Matter of   :
                                              :
DOW JONES EURO STOXX 50 PREMIUM   :
   & DIVIDEND INCOME FUND INC.:
4 World Financial Center   :
6th Floor   :
New York, NY 10080   :
                                              :
(811-22089)   :
                                              :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Dow Jones EURO STOXX 50 Premium & Dividend Income Fund Inc. filed
an application on January 26, 2010, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an
investment company.

On February 26, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29161). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                               Deputy Secretary